SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 28, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Organizational Instrument
Type:			Phase
Institutional Policy			In effect
Title:			Number and Version:
NOMINATION			PI0033 – V.1
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
PI	DANTE RAGAZZI PAULI – DRPAULI	Oct. 29, 2018	Oct. 29, 2018
Related Areas (Coverage):		Processes:
SABESP		---

1.    Introduction

This Institutional Nomination Policy establishes the regulations to nominate and assess Sabesp’s directors, officers and Fiscal Council members.

2.    Objectives

2.1.            To meet the requirements of Law No. 13,303/16, of June 30, 2016; State Decree No. 62,349/16, of December 26; and the Novo Mercado Regulations.

2.2.            To establish rules to ensure that the process for nomination and assessment of the members of the Board of Directors, the Fiscal Council and the Executive Board complies with the applicable rules and legislation.

3.    Guidelines

3.1.            The Controlling Shareholder must respect the Institutional Nomination Policy on selecting directors, officers and members of the Fiscal Council.

3.1.1. The nomination of Company’s officers is under the Governor’s sole responsibility.

3.2.            The nomination policy must be made widely available to shareholders and the market on the website of the Company.

3.3.            The assessment of nominations will be under the responsibility of the Eligibility and Advisory Committee, as per article 31 of the Bylaws.

3.3.1. The minutes of Eligibility and Advisory Committee meetings will be disclosed in order to check compliance of nominees with the requirements set forth in the Institutional Nomination Policy.

3.3.2. All candidates must devote time to the function to which they were nominated. And members of the public administration will not receive compensation for membership in more than two bodies, Boards of Directors or Fiscal Councils, of state-owned companies or state-controlled companies.

3.4.            The candidates for members of the Board of Directors and the Executive Board are selected among persons with unblesmished reputation and outstanding knowledge, considering, if possible, the diversity of experiences, behaviors and cultural aspects, age group and gender, alternatively fulfilling one of the requirements set forth in lines “a,” “b” and “c” of item I and, cumulatively, those provided for in items II and III below:

I.   Having professional experience of at least:

a)    ten (10) years in the government or private sector, in the sanitation area or in areas relating to those to which they were nominated; or

b)    four (4) years in at least one of the following positions:

i.   executive or senior head position in companies whose size or corporate purpose is similar to that of the company. “Senior head position” means positions in the two (2) highest non-statutory hierarchical levels of the company;

ii.  position in committees or position of trust, or above, in the public sector; and

iii.  faculty member or researcher in the sanitation area;

c)    four (4) years of experience as a self-employed professional in activities directly or indirectly related to the sanitation area.

II.  holding an academic education compatible with the position to which he/she was nominated; and

Organizational Instrument
Type:			Phase
Institutional Policy			In effect
Title:			Number and Version:
NOMINATION			PI0033 – V.1
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
PI	DANTE RAGAZZI PAULI – DRPAULI	Oct. 29, 2018	Oct. 29, 2018
Related Areas (Coverage):		Processes:
SABESP		---

III.  Non-conformity with the cases of ineligibility provided for in the lines of item I of the main section of article 1 of Supplementary Law No. 64, of May 18, 1990, as amended by Supplementary Law No. 135, of June 4, 2010.

3.5.           The members of the Fiscal Council are selected among persons with unblemished reputation, resident in the country, holding academic education compatible with their functions, and having occupied, for a minimum of three (3) years, an executive or advisory position in the public administration, or as fiscal council member, director or officer in a company.

3.5.1. Fiscal Council members must comply with item III of section 3.4 hereof.

3.5.2. The Fiscal Council will have at least one (1) member nominated by the controlling entity that is a public servant permanently linked to the public administration.

3.6.            Compliance with legal requirements and those provided for in the Bylaws of Sabesp must be evidenced with a signed declaration and presentation of documents, as established in the Director and Officer Nomination Registration Form and the Fiscal Council Nomination Registration Form defined by the controlling shareholder.

3.7.            The requirements provided for in item I of section 3.4 may be waived in the case that a Company’s employee is nominated for a management position, as long as the following minimum legal requirements are met, with presentation of the relevant documents regarding each item:

I.   the employee has joined the Company through civil service exams or competitive examinations, as from the moment that this became mandatory;

II.  the employee has permanently worked at the company for over ten (10) years; and

III.  the employee has performed senior management duties at the Company (“senior management” means the two (2) highest non-statutory hierarchical levels of the company), evidencing his/her capacity to undertake the responsibilities of a management position.

3.8.            The representatives of the employees in the Board of Directors must fulfill the same requirements as those of other members.

3.9.            The controlling shareholder has power to elect most Board of Directors members, pursuant to line “a” of article 116 of Federal Law No. 6,404/1976.

3.10. In addition to the requirements provided for in section 3.4, the minimum conditions to be a member of the Audit Committee are as follows:

I.   In the twelve (12) months before the nomination to the Committee, the nominee should not be, and should not have been:

a)  an officer, employee or member of the Fiscal Council of the Company or its parent company, subsidiary, affiliate, or direct or indirect jointly-controlled company; and

Organizational Instrument
Type:			Phase
Institutional Policy			In effect
Title:			Number and Version:
NOMINATION			PI0033 – V.1
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
PI	DANTE RAGAZZI PAULI – DRPAULI	Oct. 29, 2018	Oct. 29, 2018
Related Areas (Coverage):		Processes:
SABESP		---

b)  technician in charge, officer, manager, supervisor or any other member with a team management function involved in audit activities at the Company;

II.  Not being a spouse or relative, by blood or by marriage, up to the second degree or by adoption, of the persons mentioned in item I;

III.  Not receiving any other type of compensation from the Company or its parent company, subsidiary, affiliate or direct or indirect jointly-controlled company, except for that relating to the function of member of the Statutory Audit Committee; and

IV. Not having, and not having had a permanent public position, even if on leave, or a position in a committee of a legal entity of public law holding controlling interest in the Company in the twelve (12) months before the nomination to the Audit Committee.

3.10.1.  The members of the Audit Committee should have sufficient technical knowledge of accounting and financial matters. At least one (1) member should have recognized experience in internationally known corporate accounting subjects, analysis, preparation and assessment of financial statements, knowledge of internal controls and policies on disclosure of information to the market, being responsible for the coordination of the Committee.

3.10.2.  The Statutory Audit Committee includes three (3) directors who should cumulatively fulfill the requirements of independence, technical knowledge and availability of time.

3.11. The fulfillment of these conditions must be evidenced through documents, as provided for in the Audit Committee Registration Form defined by the controlling shareholder and maintained in the headquarters of the Company for a minimum term of five (5) years as from the last day in office of the Audit Committee member.

3.12. The nomination of the persons below to the Board of Directors and the Executive Board is prohibited:

I.      representatives of the regulatory body to which the Company is subject, Ministers, State Secretaries, Municipal Secretaries, holders of positions without a permanent link with the public service, of a special nature or in senior management and advisory positions in public administration, statutory officials of political parties and holders of positions in the Legislative Branch of any federal entity, even if licensed from their positions;

II.     persons who have participated in decision-making structures of political parties, or in activities relating to the organization, structuring and performance of election campaigns in the past thirty-six (36) months;

III.    persons holding a position in workers’ unions;

IV.   persons who have signed a contract or partnership, as a supplier or buyer, demander or offeror, of goods or services of any nature, with the Government of the State of São Paulo or the Company in the past three (3) years before the date of nomination;

V.    persons who have or might have any conflict of interest with the Government of the State of São Paulo or the Company.

VI.   persons impeded by special law, or convicted for criminal bankruptcy, malfeasance, bribery, corruption, embezzlement, crimes against the public economy, public faith or property, or subject to a  criminal penalty preventing them from holding public positions, even if temporarily.

Organizational Instrument
Type:			Phase
Institutional Policy			In effect
Title:			Number and Version:
NOMINATION			PI0033 – V.1
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
PI	DANTE RAGAZZI PAULI – DRPAULI	Oct. 29, 2018	Oct. 29, 2018
Related Areas (Coverage):		Processes:
SABESP		---

VII.   persons impeded by the Brazilian Securities Commission; and

VIII.  persons holding positions in companies that may be seen as a market rival, particularly regarding positions in advisory committees, boards of directors or fiscal council.

3.13. The prohibition established in item I of section 3.12 also covers the relatives by blood or marriage of the persons mentioned therein, up to the third degree.

3.14. The nomination of the persons below for the position of Independent member of the Board of Directors is prohibited:

I.      persons holding any relation with the Company, except for holders of equity interest;

II.     direct or indirect controlling shareholders;

III.    persons whose voting rights in Board of Directors meetings are bound by a shareholders’ agreement whose subject matter relates to the Company.

IV.   spouse, companion, or direct or collateral relative, up to the second degree, of the controlling shareholder, company’s directors or officers, or managers in the controlling shareholder;

V.    spouse or relative by blood or marriage, up to the third degree or by adoption, of Executive Branch officers, Ministers, State or Municipal Secretaries, or Company’s directors and officers;

VI.   persons who have maintained, in the past three (3) years, a connection of any nature with the Company or its controlling shareholders, that may compromise his/her independence;

VII.   persons who are or have been, in the past three (3) years, employees or officers at the Company, or a controlled company, affiliate or subsidiary of the Company, except if this relationship relates exclusively to public education or research institutions;

VIII.  direct or indirect suppliers or  buyers of the Company’s services or products to the extent that might imply loss of independence;

IX.   employees or managers of a company or entity offering or requesting services or products to the Company, to the extent that may imply loss of independence; and

X.    receiving other compensation from the company in addition to that relating to the position of director, except for cash earnings from equity interest.

3.15. The nomination of the persons below for the Fiscal Council is prohibited:

I.   members of management bodies and employees at the Company, its subsidiaries or group companies, and  spouses and relatives of directors and officers up to the 3rd degree.

II.  persons impeded by special law, or convicted for criminal bankruptcy, malfeasance, bribery, corruption, embezzlement, crimes against the public economy, public faith or property, or subject to a criminal penalty preventing them from holding public positions, even if temporarily.

III.  persons impeded by the Brazilian Securities Commission;

Organizational Instrument
Type:			Phase
Institutional Policy			In effect
Title:			Number and Version:
NOMINATION			PI0033 – V.1
Issuing Area:	Approved by:	First version effective on:	This version is effective on:
PI	DANTE RAGAZZI PAULI – DRPAULI	Oct. 29, 2018	Oct. 29, 2018
Related Areas (Coverage):		Processes:
SABESP		---

IV. persons holding positions in companies that may be seen as a market rival, particularly regarding positions in advisory committees, boards of directors or fiscal council; and

V.  persons whose interests are conflicting with those of the Company.

3.16. Items V and VIII of section 3.12, and items IV and V of section 3.15 must be evidenced by a Declaration pursuant to the terms defined by the Brazilian Securities Commission– CVM.

3.17. The members of the Board of Directors, the Fiscal Council and the Executive Board are subject to the rules provided for in Law No. 6,404, of December 15, 1976.

4.    Supplementary items

Reference Exhibits (Exhibits Base)	Reference Documents	Registration Details
---	---	---
Files Attached (Supplementary to the Organizational Instrument)
Appendix 2_PI0033v.1_Procedure.pdf

Appendix:	Number
Procedure	0002
Attached to Instrument:
PI0033v1 – Nomination

1.    Nominations must be submitted to the CEO, who will take the internal actions, as required.

2.    Nominations must include:

2.1.    Updated résumé;

2.2     Copy of identity document with photograph, showing RG [General Register] and CPF [Individual Taxpayers Register] numbers;

2.3.    Copy of proof of address of the nominee issued in the past ninety (90) days;

2.4.    Registration form provided for in item 3.6, and the relevant supporting documents; and

2.5.    The declarations required by this Policy.

3.    The Eligibility and Advisory Committee is responsible for checking compliance of the nomination process.

3.1.    In the absence of important documents, the Eligibility and Advisory Committee will return the nomination process to the CEO, who will request the missing information.

3.2.    Upon completion of the analysis, the minutes of the meeting will be issued by the Eligibility and Advisory Committee in accordance with State Capital Protection Board (CODEC) Resolution No. 023/2017, and forwarded to the CEO for continuity of the process.

4.    The nominations made by shareholders must be presented in a timely manner, so that compliance of the nomination can be checked.

4.1.    Regarding the nomination of officers, members of the Audit Committee and other Committees, the Chairman of the Board of Directors may invite the candidate to a previous presentation before the Directors in a joint session, and any director may request verification of additional requirements regarding the integrity and technical skills of the candidate.

4.2.    Exceptionally, the nominations made during the Meeting may be analyzed by the Meeting’s Secretary.

5.    The investiture of the candidate will be conditioned on the verification, by the Eligibility and Advisory Committee, of the requirements and prohibitions applicable to the position.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 28, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.